FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 3, 2006

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Registrant’s name)

#500 – 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_	No	X

Documents Included as Part of this Report

No.	Document

99.1	Sungold Responds To Declining Share Price; CEO Updates Projects That Are Currently In Development

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: May 3, 2006	By:	/s/ Keith Blackwell
Keith Blackwell
Chief Financial Officer